Ecopetrol Reports CVM Decision on Appeal Related to the Tender Offer

Bogotá, July 16, 2026

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) announces that on July 15, 2026, Ecopetrol Investimentos do Brasil ("Ecopetrol Investimentos"), a controlled company of Ecopetrol S.A., received Official Letter No. 160/2026/CVM/SRE/GER-1, through which the Brazilian Securities and Exchange Commission ("CVM") informed that its Board of Commissioners, in its ordinary session held on July 14, 2026, ruled in favor of Ecopetrol Investimentos regarding the administrative appeal filed in connection with the public tender offer for the acquisition of shares (OPAV).

In its Official Letter, the CVM also states that the suspension previously imposed on the OPAV is ineffective and grants Ecopetrol Investimentos until July 22, 2026, to amend and publish the OPAV offer document, including, among other matters, the new date for the auction.

Ecopetrol will continue to keep the market duly informed of any material developments related to this transaction.

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Investor Relations Office

Email: investors@ecopetrol.com.co

Head of Corporate Communications (Colombia)

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co